Exhibit 99.55
FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
1.	Name and Address of Company

Blue Pearl Mining Ltd. (“Blue Pearl”) 6 Adelaide Street East, Suite 500 Toronto, Ontario M5C 1H6

2.	Date of Material Change

December 5, 2006

3.	News Release

A news release with respect to the material change referred to in this report was issued through CCN Matthews on December 5, 2006 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Blue Pearl announced the appointment of Kevin Loughrey as President and Chief Executive Officer of Blue Pearl. Mr. Loughrey replaces Ian McDonald, who retains the position Executive Chairman.

5.	Full Description of Material Change

Blue Pearl announced the appointment of Kevin Loughrey as President and Chief Executive Officer of Blue Pearl. Mr. Loughrey replaces Ian McDonald, who retains the position Executive Chairman.

Mr. Loughrey, who was recently appointed to Blue Pearl’s Board of Directors, held senior positions, most recently President, at Thompson Creek Metals Company (“TCMC”) for almost a decade before it became a subsidiary of Blue Pearl on October 26, 2006. As President and Chief Executive Officer of Blue Pearl, Mr. Loughrey will continue to oversee all of the company’s assets. Prior to Mr. Loughrey’s role as President of TCMC, he was Senior Vice President and General Counsel. Mr. Loughrey was instrumental in the successful negotiation of the sale of TCMC for US$575 million to Blue Pearl.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of Blue Pearl, its subsidiaries and its projects, the future price of molybdenum, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims and limitations of insurance coverage. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Blue Pearl and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the anticipated benefits of the acquisition not occurring in the expected time frame or at all; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of molybdenum; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Blue Pearl’s short form prospectus dated October 13, 2006 which is available on SEDAR at www.sedar.com. Although Blue Pearl has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Blue Pearl disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Blue Pearl undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

6.	Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Ian McDonald, Chairman of Blue Pearl at (416) 860-1438.

9.	Date of Report

December 6, 2006